Filed by DryShips Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: OceanFreight Inc.
Commission File No. of OceanFreight Inc.: 001-33416
     On July 26, 2011, DryShips Inc. (“DryShips”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with OceanFreight Inc. (“OceanFreight”) and Pelican Stockholdings, Inc., a directly wholly-owned subsidiary of DryShips Inc. The Merger Agreement will be furnished by DryShips and OceanFreight as exhibits to Reports on Form 6-K on July 26, 2011.
     The following is a joint press release issued by DryShips and OceanFreight on July 26, 2011.
DRYSHIPS INC. AND OCEANFREIGHT INC. ANNOUNCE MERGER AGREEMENT
     ATHENS, GREECE — July 26, 2011 — DryShips Inc. (NASDAQ: DRYS) and OceanFreight Inc. (NASDAQ: OCNF) announced today that the companies have entered into a definitive agreement for DryShips to acquire the outstanding shares of OceanFreight for consideration per share of $19.85, consisting of $11.25 in cash and 0.52326 of a share of common stock of Ocean Rig UDW Inc., a global provider of offshore ultra deepwater drilling services that is 78% owned by DryShips. The Ocean Rig shares that will be received by the OceanFreight shareholders will be from currently outstanding shares held by DryShips. Under the terms of the transaction, the Ocean Rig shares will be listed on the Nasdaq Global Select Market upon the closing of the merger.
     Based on the July 25, 2011 closing price of 89.00 NOK ($16.44) for the shares of Ocean Rig on the Norwegian OTC, the transaction consideration reflects a total equity value for OceanFreight of approximately $118 million and a total enterprise value of approximately $239 million, including the assumption of debt.
     The transaction has been approved by the Boards of Directors of DryShips and OceanFreight, by the Audit Committee of the Board of Directors of DryShips, which negotiated the proposed transaction on behalf of DryShips, and by a Special Committee of independent directors of OceanFreight established to negotiate the proposed transaction on behalf of OceanFreight.
     The transaction will allow DryShips to acquire high-quality, modern drybulk vessels with attractive long-term charters. OceanFreight owns a fleet of six vessels, including four Capesize and two Panamax vessels with a weighted average age of six years and combined deadweight tonnage of 859,622 tons and has contracted to purchase five newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of approximately one million tons scheduled to be delivered in 2012 and 2013. DryShips will also benefit by assuming OceanFreight’s attractively-priced credit facilities. Those facilities have an aggregate principal amount of $142.8 million, bear interest at Libor plus 250 basis points and have a final maturity of October 2015.
     George Economou, Chairman and CEO of DryShips, commented:
     “We are pleased to announce the merger agreement with OceanFreight. This transaction provides DryShips with a unique opportunity to consolidate the fragmented drybulk sector by acquiring a high quality, modern fleet with long-term charters to solid charterers. As previously announced, we have a fleet renewal plan that is being implemented by selling our older vessels. Given current freight market conditions, our preference is to acquire younger vessels with medium to long-term charters with moderate financing in place. The merger with OceanFreight offers us a unique opportunity to renew DryShips fleet, increase our presence in the Capesize/VLOC sector and augment our fixed revenues, and to do so at a low point in the cycle at what we consider to be an attractive valuation. We will achieve this through minimal use of cash and no issuance of additional DryShips equity while utilizing a mere 2.3% of our ownership stake in Ocean Rig in a manner that will also increase its public float. We will continue to monitor developments in the shipping industry selectively as the weak freight market may offer us further strategic acquisition opportunities. This merger is a testament to the strong position of DryShips and our belief in the long-term prospects of the drybulk freight market. Pro forma for the merger, Dryships will own a fleet of eighteen Capesize vessels, the largest among publicly traded shipping companies.”
     Professor John Liveris, Chairman of the Board of Directors and Special Committee of OceanFreight, commented:
     “OceanFreight’s merger with DryShips enables our shareholders to realize the inherent value created from the significant repositioning of the company’s fleet and employment profile that our management team implemented over the past two years. This value unfortunately was not reflected in our stock trading price. Additionally, we are pleased to provide our shareholders with the opportunity to participate in Ocean Rig, a growing company in the ultra deep water drilling sector. We believe that OceanFreight’s four-year journey in the public markets has reached a worthy homeport.”
     The public shareholders of OceanFreight will receive the consideration for their shares pursuant to a merger of OceanFreight with a subsidiary of DryShips. The completion of the merger is subject to customary conditions, including clearance by the U.S. Securities and Exchange Commission of a registration statement to be filed by Ocean Rig to register the shares being paid by DryShips in the merger and the listing of those shares on the Nasdaq Global Select Market. The cash portion of the consideration is to be financed from DryShips’ existing cash resources and is not subject to any financing contingency. The merger is expected to close in the fourth quarter of 2011.
     Simultaneously with the execution of the definitive merger agreement, DryShips, entities controlled by Mr. Anthony Kandylidis and OceanFreight, entered into a separate purchase agreement. Under this agreement, DryShips will acquire from the entities controlled by Mr. Kandylidis all their OceanFreight shares, representing a majority of the outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight stockholders will receive in the merger. This acquisition is scheduled to close four weeks from the execution of the merger agreement, subject to satisfaction of certain conditions. DryShips intends to vote the OceanFreight shares so acquired in favor of the merger, which requires approval by a majority vote. The Ocean Rig shares to be paid by DryShips to the entities controlled by Mr. Kandylidis will be subject to a 6-month lock-up.
     Evercore Partners is serving as financial advisors to DryShips in connection with the transaction and Fried, Frank, Harris, Shriver & Jacobson LLP is serving as DryShips’ legal counsel. Fearnley Fonds ASA is serving as financial advisors to the Special Committee of the OceanFreight Board of Directors and Seward & Kissel LLP is serving as the Committee’s legal counsel.
Conference Call
DryShips’ management team will host a conference call on Tuesday, July 26, 2011, at 9:00 a.m. EDT to discuss the transaction.
Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote “DryShips.”
A replay of the conference call will be available until August 1, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2133051#.
Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About DryShips
DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 5 of which remain to be delivered to Ocean Rig during 2011 and 2013. DryShips owns a fleet of 37 drybulk carriers (including newbuildings), comprising 9 Capesize, 26 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.4 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.
DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”
About OceanFreight
OceanFreight is an owner and operator of drybulk vessels that operate worldwide. OceanFreight owns a fleet of six vessels, comprised of six drybulk vessels (four Capesize and two Panamaxes) and has contracted to purchase five newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of about 1.9 million tons.

OceanFreight Inc.’s common stock is listed on the NASDAQ Global Market where it trades under the symbol “OCNF”.
About Ocean Rig
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. Ocean Rig owns and operates 9 offshore ultra deepwater drilling units, comprising of 7 ultra deepwater semisubmersible drilling rigs and 6 ultra deepwater drillships, 5 of which remain to be delivered to the company during 2011 and 2013.
Ocean Rig’s common stock currently trades on the OTC market maintained by the Norwegian Association of Stockbroking Companies under the symbol “OCRG.”
Forward-Looking Statement
Matters discussed in this release constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of the transaction to close, the failure to satisfy strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips and OceanFreight with the U.S. Securities and Exchange Commission.
Important Information
In connection with the proposed transaction, Ocean Rig UDW Inc. will file a registration statement with the Securities and Exchange Commission pursuant to which the Ocean Rig shares to be paid by DryShips, Inc. as merger consideration in the proposed acquisition by DryShips of OceanFreight, Inc. will be registered. Investors are urged to read the registration statement (including all amendments and supplements to it) because it will contain important information regarding the Ocean Rig shares and the transaction. Investors may obtain free copies of the registration statement when it becomes available, as well as other filings containing information about DryShips, Ocean Rig and OceanFreight, without charge, at the SEC’s Web site (www.sec.gov).
Contact:
DryShips Contact Information:
George Economou
Chief Executive Officer
80 Kifissias Avenue
Amaroussion 15125
Athens, Greece
Tel: +011 30 210-80 90-570
Fax: +01130 210 80 90 585
Email: finance@dryships.com
OceanFreight Contact Information:
Antonis Kandylidis
Chief Executive Officer
80 Kifissias Avenue
Athens 15125, Greece
Tel: +30-210-6140283
Fax: +30-210-6140284
Email: management@oceanfreight.com
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com